SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of                        August                           , 2003.
--------------------------------------------------------------------------------

                                Group Simec, Inc.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Mexico
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
--------------------------------------------------------------------------------
                    (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   [X]          Form 40-F  [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   [ ]          No   [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________________.)

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                GRUPO SIMEC, S.A. de C.V.
                                            ----------------------------------
                                                      (Registrant)

Date:  August 1, 2003.                        By: /s/ Luis Garcia Limon
                                                  ------------------------------
                                              Name:   Luis Garcia Limon
                                              Title:  Chief Executive Officer

[LOGO
GRUPO
Simec

PRESS RELEASE                       Contact:  Adolfo Luna Luna
                                              Jose Flores Flores
                                              Grupo Simec, S.A. de C.V.
                                              Calzada Lazaro Cardenas 601
                                              44440 Guadalajara, Jalisco, Mexico
                                              52 33 3669 5740

  GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST SIX MONTHS OF 2003

GUADALAJARA, MEXICO, July 28, 2003- Grupo Simec, S.A. de C.V. (AMEX-SIM) ("Simec") announced today its results of operations for the six-month period ended June 30, 2003. Net sales increased 23% to Ps. 1,268 million in the six-month period ended June 30, 2003 compared to Ps. 1,031 million in the same period of 2002 due to higher finished product prices and modestly increased production levels. Primarily as a result of the foregoing and a significantly lower financial expense in the 2003 period, in the six-month period ended June 30, 2003 Simec recorded net income of Ps. 158 million versus net income of Ps. 5 million for the comparable period of 2002.

Simec sold 304,989 metric tons of basic steel products during the six-month period ended June 30, 2003 as compared to 297,647 metric tons in the same period of 2002. Exports of basic steel products decreased to 34,031 metric tons in the six-month period ended June 30, 2003 versus 39,807 metric tons in the June 30, 2002 period. Simec also sold 27,636 tons of billet in the six-month period ended June 30, 2003 as compared to 13,691 tons of billet in the prior comparable period. Prices of finished products sold in the six-month period ended June 30, 2003 increased 18% in real terms versus the same period of 2002.

Simec's direct cost of sales was Ps. 834 million in the six-month period ended June 30, 2003, or 66% of net sales, versus Ps. 688 million, or 67% of net sales, for the 2002 period. Indirect manufacturing, selling, general and administrative expenses (including depreciation) increased 3% to Ps. 230 million during the six-month period ended June 30, 2003, from Ps. 223 million in the June 30, 2002 period.

Simec's operating income increased 70% to Ps. 204 million during the first six months of 2003 from Ps. 120 million in the same period of 2002. As a percentage of net sales, operating income was 16% in the six-month period ended June 30, 2003 and 12% in the same period of 2002.

Simec recorded other income, net, of Ps. 2 million in the six-month period ended June 30, 2003 compared to other income, net, of Ps. 8 million in the same period of 2002. In addition, Simec recorded a provision for income tax and employee profit sharing of Ps. 22 million in the six-month period ended June 30, 2003 versus a provision of Ps. 20 million in the same period of 2002.

Simec recorded financial expense of Ps. 26 million in the six-month period ended June 30, 2003 compared to financial expense of Ps. 103 million in the same period of 2002 as a result of (i) net interest expense of Ps. 14 million in the first six months of 2003 compared to net interest expense of Ps. 35 million in the same period of 2002, reflecting lower debt levels in the 2003 period, (ii) an exchange loss of Ps. 15 million in the six-month period ended June 30, 2003 compared to an exchange loss of Ps. 88 million in the same period of 2002, reflecting a decrease of 1.6% in the value of the peso versus the dollar in the 2003 period compared to a decrease of 9.4% in the value of the peso versus the dollar in the 2002 period and (iii) a gain from monetary position of Ps. 3 million in the six-month period ended June 30, 2003 compared to a gain from monetary position of Ps. 20 million in the same period of 2002, reflecting the domestic inflation rate of 1.2% in the 2003 period compared to the domestic inflation rate of 2.6% in the 2002 period and lower debt levels during the 2003 period.

At June 30, 2003, Simec's total consolidated debt consisted of approximately $2 million of U.S. dollar-denominated debt, while at December 31, 2002, Simec had outstanding approximately $47.8 million of U.S. dollar-denominated debt (including $14.4 million of debt owed to Simec's parent company Industrias CH, S.A. de C.V. ("ICH"). Simec's lower debt level at June 30, 2003 reflects the prepayment of $30 million of bank debt in the six-month-period ended June 30, 2003 (Simec financed $16.2 million of this prepayment with loans from ICH), the semi-annual amortization installment on its bank debt of $1.4 million in May 2003, the conversion to common stock in March 2003 of $16.1 million of loans (plus accrued interest thereon) from ICH at a conversion price equivalent to U.S. $1.35 (Ps. 14.588) per American Depositary Share and a capital contribution from ICH to Simec in the amount of $14.4 million (the proceeds of which were used to retire debt owed to ICH) for capital stock to be issued upon receipt by Simec of approval from the Comision Nacional Bancaria y de Valores. Simec currently owes no amounts to ICH.

All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Pesos at June 30, 2003.

Simec is a mini-mill steel producer in Mexico and manufactures a broad range of non-flat structural steel products.

###

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           AT JUNE 30 OF 2003 AND 2002
                              (Thousands of Pesos)


----------------------------------------------------------------------------------------------------
 REF                                                  QUARTER OF PRESENT         QUARTER OF PREVIOUS
                CATEGORIES                              FINANCIAL YEAR              FINANCIAL YEAR
                                                    ---------------------     ----------------------
  S                                                  AMOUNT            %        AMOUNT          %
----------------------------------------------------------------------------------------------------
  1   TOTAL ASSETS                                  5,378,187         100     5,095,834        100

  2   CURRENT ASSETS                                  882,002          16        69,673         15
  3   CASH AND SHORT-TERM INVESTMENTS                 144,639           3        43,092          1
  4   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)         415,839           8       375,074          7
  5   OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE          35,310           1        72,291          1
  6   INVENTORIES                                     281,254           5       269,763          5
  7   OTHER CURRENT ASSETS                              4,960           0         9,453          0
  8   LONG-TERM                                             0           0             0          0
  9   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)               0           0             0          0
 10   INVESTMENT IN SHARES OF SUBSIDIARIES
      AND NON-CONSOLIDATED                                  0           0             0          0
 11   OTHER INVESTMENTS                                     0           0             0          0
 12   PROPERTY, PLANT AND EQUIPMENT                 4,234,954          79     4,037,222         79
 13   PROPERTY                                      1,857,671          35     1,880,141         37
 14   MACHINERY AND INDUSTRIAL                      3,879,821          72     3,417,027         67
 15   OTHER EQUIPMENT                                 186,625           3       172,707          3
 16   ACCUMULATED DEPRECIATION                      1,719,951          32     1,478,560         29
 17   CONSTRUCTION IN PROGRESS                         30,788           1        45,907          1
 18   DEFERRED ASSETS (NET)                           261,231           5       288,939          6
 19   OTHER ASSETS                                          0           0             0          0

 20   TOTAL LIABILITIES                             1,146,939         100     1,700,416        100

 21   CURRENT LIABILITIES                             314,870          27       942,919         55
 22   SUPPLIERS                                       193,113          17       193,282         11
 23   BANK LOANS                                       18,105           2       620,205         36
 24   STOCK MARKET LOANS                                3,165           0         3,149          0
 25   TAXES TO BE PAID                                 37,708           3        31,018          2
 26   OTHER CURRENT LIABILITIES                        62,779           5        95,265          6
 27   LONG-TERM LIABILITIES                                 0           0             0          0
 28   BANK LOANS                                            0           0             0          0
 29   STOCK MARKET LOANS                                    0           0             0          0
 30   OTHER LOANS                                           0           0             0          0
 31   DEFERRED LOANS                                  832,069          73       757,497         45
 32   OTHER LIABILITIES                                     0           0             0          0

 33   CONSOLIDATED STOCKHOLDERS' EQUITY             4,231,248         100     3,395,418        100

 34   MINORITY INTEREST                                   250           0           220          0
 35   MAJORITY INTEREST                             4,230,998         100     3,395,198        100
 36   CONTRIBUTED CAPITAL                           3,599,985          85     3,242,667         96
 37   PAID-IN CAPITAL STOCK (NOMINAL)               1,755,676          41     1,549,892         46
 38   RESTATEMENT OF PAID-IN CAPITAL STOCK          1,086,776          26     1,085,656         32
 39   PREMIUM ON SALES OF SHARES                      607,119          14       607,119         18
 40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES      150,414           4             0          0
 41   CAPITAL INCREASE (DECREASE)                     631,013          15       152,531          4
 42   RETAINES EARNINGS AND CAPITAL RESERVE         1,218,638          29     1,098,987         32
 43   REPURCHASE FUND OF SHARES                        77,969           2        77,969          2
 44   EXCESS (SHORTFALL) IN RESTATEMENT OF
      STOCKHOLDERS' EQUITY                           (823,900)        (19)   (1,029,269)       (30)

 45   NET INCOME FOR THE YEAR                         158,306           4         4,844          0
----------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                          BREAKDOWN OF MAIN CATEGORIES
                              (Thousands of Pesos)


----------------------------------------------------------------------------------------------------
 REF                                                  QUARTER OF PRESENT         QUARTER OF PREVIOUS
                CATEGORIES                              FINANCIAL YEAR              FINANCIAL YEAR
                                                    ---------------------     ----------------------
  S                                                  AMOUNT            %        AMOUNT          %
----------------------------------------------------------------------------------------------------
  3       CASH AND SHORT TERM INVESTMENTS           144,639         100        43,092          100
  46      CASH                                      117,670          81        34,071           79
  47      SHORT-TERM INVESTMENTS                     26,969          19         9,021           21

  18      DEFERRED ASSETS (NET)                     261,231         100       288,939          100
  48      AMORTIZED OR REDEEMED EXPENSES            259,002          99       288,939          100
  49      GOODWILL                                        0           0             0            0
  50      DEFERRED TAXES                                  0           0             0            0
  51      OTHERS                                      2,229           1             0            0

  21      CURRENT LIABILITIES                       314,870         100       942,919          100
  52      FOREIGN CURRENCY LIABILITIES               63,383          20       739,141           78
  53      MEXICAN PESOS LIABILITIES                 251,487          80       203,778           22

  24      STOCK MARKET LOANS                          3,165         100         3,149          100
  54      COMMERCIAL PAPER                                0           0             0            0
  55      CURRENT MATURITIES OF MEDIUM TERM NOTES     3,165         100         3,149          100
  56      CURRENT MATURITIES OF BONDS                     0           0             0            0

  26      OTHER CURRENT LIABILITIES                  62,779         100        95,265          100
  57      OTHER CURRENT LIABILITIES WITH COST             0           0        41,804           44
  58      OTHER CURRENT LIABILITIES WITHOUT COST     62,779         100        53,461           56

  27      LONG-TERM LIABILITIES                           0           0             0            0
  59      FOREIGN CURRENCY LIABILITIES                    0           0             0            0
  60      MEXICAN PESOS LIABILITIES                       0           0             0            0

  29      STOCK MARKET LOANS                              0           0             0            0
  61      BONDS                                           0           0             0            0
  62      MEDIUM TERM NOTES                               0           0             0            0

  30      OTHER LOANS                                     0           0             0            0
  63      OTHER LOANS WITH COST                                       0                          0
  64      OTHER LOANS WITHOUT COST                                    0                          0

  31      DEFERRED LOANS                            832,069         100       757,497          100
  65      NEGATIVE GOODWILL                               0           0             0            0
  66      DEFERRED TAXES                            823,037          99       750,852           99
  67      OTHERS                                      9,032           1         6,645            1

  32      OTHER LIABILITIES                               0           0             0            0
  68      RESERVES                                        0           0             0            0
  69      OTHER LIABILITIES                               0           0             0            0

  44      EXCESS (SHORTFALL) IN RESTATEMENT OF
          STOCKHOLDERS' EQUITY                    (823,900)        (100)   (1,029,269)        (100)
  70      ACCUMULATED INCOME DUE TO MONETARY
          POSITION                                (823,900)        (100)   (1,029,269)        (100)
  71      INCOME FROM NON-MONETARY POSITION
          ASSETS                                         0            0             0            0
----------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)


----------------------------------------------------------------------------------------------------
 REF                                                  QUARTER OF PRESENT         QUARTER OF PREVIOUS
                CATEGORIES                              FINANCIAL YEAR              FINANCIAL YEAR
                                                    ---------------------     ----------------------
  S                                                         AMOUNT                     AMOUNT
----------------------------------------------------------------------------------------------------
  72      WORKING CAPITAL                                   567,132                   (173,246)
  73      PENSIONS FUND AND SENIORITY PREMIUMS                    0                          0
  74      EXECUTIVES (*)                                         23                         30
  75      EMPLOYERS (*)                                         386                        406
  76      WORKERS (*)                                           916                        931
  77      COMMON SHARES (*)                             120,348,855              2,124,849,043
  78      REPURCHASED SHARES (*)                                  0                          0
----------------------------------------------------------------------------------------------------

    (*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                   FROM JANUARY 1 TO JUNE 30 OF 2003 AND 2002
                              (Thousands of Pesos)


----------------------------------------------------------------------------------------------------
 REF                                                  QUARTER OF PRESENT         QUARTER OF PREVIOUS
                CATEGORIES                              FINANCIAL YEAR              FINANCIAL YEAR
                                                    ---------------------     ----------------------
  R                                                  AMOUNT         %           AMOUNT          %
----------------------------------------------------------------------------------------------------
  1        NET SALES                                1,267,604      100        1,031,686        100
  2        COST OF SALES                              833,745       66          688,395         67
  3        GROSS INCOME                               433,859       34          343,291         33
  4        OPERATING EXPENSES                         229,802       18          223,027         22
  5        OPERATING INCOME                           204,057       16          120,264         12
  6        TOTAL FINANCING COST                        25,956        2          103,489         10
  7        INCOME AFTER FINANCING COST                178,101       14           16,775          2
  8        OTHER FINANCIAL OPERATIONS                  (1,662)       0           (7,642)        (1)
  9        INCOME BEFORE TAXES AND WORKERS' PROFIT
           SHARING                                    179,763       14           24,417          2
  10       RESERVE FOR TAXES AND WORKERS' PROFIT
           SHARING                                     21,457        2           19,573          2
  11       NET INCOME AFTER TAXES AND WORKERS'
           PROFIT SHARING                             158,306       12            4,844          0
  12       SHARE IN NET INCOME OF SUBSISIARIES AND
           NON-CONSOLIDATED ASSOCIATES                      0        0                0          0
  13       CONSOLIDATED NET INCOME FROM CONTINUOUS
           OPERATIONS                                 158,306       12            4,844          0
  14       INCOME FROM DISCONTINUOUS OPERATIONS             0        0                0          0
  15       CONSOLIDATED NET INCOME BEFORE
           EXTRAORDINARY ITEMS                        158,306       12            4,844          0
  16       EXTRAORDINARY ITEMS NET EXPENSES (INCOME)        0        0                0          0
  17       NET EFFECT AT THE BEGINNING OF THE YEAR
            BY CHANGES IN ACCOUNTING PRINCIPLES             0        0                0          0
  18       NET CONSOLIDATED INCOME                    158,306       12            4,844          0
  19       NET INCOME OF MINORITY INTEREST                  0        0                0          0
  20       NET INCOME OF MAJORITY INTEREST            158,306       12            4,844          0
----------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)


----------------------------------------------------------------------------------------------------
 REF                                                  QUARTER OF PRESENT         QUARTER OF PREVIOUS
                CATEGORIES                              FINANCIAL YEAR              FINANCIAL YEAR
                                                    ---------------------     ----------------------
  R                                                  AMOUNT         %           AMOUNT          %
----------------------------------------------------------------------------------------------------
  1       NET SALES                                 1,267,604       100       1,031,686        100
  21      DOMESTIC                                  1,144,633        90         909,142         88
  22      FOREIGN                                     122,971        10         122,544         12
  23      TRANSLATED INTO DOLLARS (***)                11,494                    12,383

  6       TOTAL FINANCING COST                         25,956       100         103,489        100
  24      INTEREST PAID                                16,221        62          35,224         34
  25      EXCHANGE LOSSES                              14,805        57          88,138         85
  26      INTEREST EARNED                               1,772         7             266          0
  27      EXCHANGE PROFITS                                  0         0               0          0
  28      GAIN FROM MONETARY POSITION                  (3,298)      (13)        (19,607)       (19)

  8       OTHER FINANCIAL OPERATIONS                   (1,662)      100          (7,642)       100
  29      OTHER NET EXPENSES (INCOME) NET              (1,662)      100          (7,642)       100
  30      (PROFIT LOSS ON SALE OF OWN SHARES                0         0               0          0
  31      (PROFIT LOSS ON SALE OF SHORT-TERM INVESTMENTS    0         0               0          0

  10      RESERVE FOR TAXESS AND WORKERS'
          PROFIT SHARING                               21,457       100          19,573        100
  32      INCOME TAX                                   15,485        72          17,627         90
  33      DEFERED INCOME TAX                            5,252        24           1,883         10
  34      WORKERS' PROFIT SHARING                         720         3              63          0
  35      DEFERED WORKERS' PROFIT SHARING                   0         0               0          0
----------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)

----------------------------------------------------------------------------------------------------
 REF                                                  QUARTER OF PRESENT         QUARTER OF PREVIOUS
                CATEGORIES                              FINANCIAL YEAR              FINANCIAL YEAR
                                                      ------------------         -------------------
  R                                                         AMOUNT                     AMOUNT
----------------------------------------------------------------------------------------------------
  36      TOTAL SALES                                       1,338,334                 1,093,667
  37      NETR INCOME OF THE YEAR                                   0                         0
  38      NET SALES (**)                                    2,374,455                 2,031,798
  39      OPERATION INCOME (**)                               342,153                   221,076
  40      NET INCOME OF MAJORITY INTEREST (**)                273,450                    42,016
  41      NET CONSOLIDATED INCOME (**)                        273,450                    41,994
----------------------------------------------------------------------------------------------------

(***) THE RESTATED INFORMATION FOR THE LAST TWELVE MONTHS SHOULD BE USED

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

             CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                   FROM JANUARY 1 TO JUNE 30 OF 2003 AND 2002
                              (Thousands of Pesos)

--------------------------------------------------------------------------------------------------
 REF                                                  QUARTER OF PRESENT       QUARTER OF PREVIOUS
                CATEGORIES                              FINANCIAL YEAR            FINANCIAL YEAR
                                                      ------------------       -------------------
  C                                                         AMOUNT                   AMOUNT
--------------------------------------------------------------------------------------------------
  1       CONSOLIDATED NET INCOME                           158,306                   4,844
  2       + (-) ITEMS ADDED TO INCOME WHICH DO NOT
          REQUIRE CASH                                       93,368                  76,663
  3       CASH FLOW FROM NET INCOME OF THE YEAR             251,674                  81,507
  4       CASH FLOW FROM CHANGE IN WORKING CAPITAL         (215,186)               (108,089)
  5       CASH GENERATED (USED) IN OPERATING ACTIVITIES      36,488                 (26,582)
  6       CASH FLOW FROM EXTERNAL FINANCING                (327,298)               (239,549)
  7       CASH FLOW FROM INTERNAL FINANCING                 329,977                 255,845
          RECURSOS GENERADOS (UTILIZADOS)
  8       CASH FLOW GENERATED (USED) BY FINANCING             2,679                  16,296
  9       CASH FLOW GENERATED (USED) IN INVESTMENT
          ACTIVITIES                                         (4,949)                (12,190)
  10      NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
          INVESTMENTS                                        34,218                 (22,476)
  11      CASH AND SHORT-TERM INVESTMENTS AT THE
          BEGINNING OF PERIOD                               110,421                  65,568
  12      CASH AND SHORT TERM INVESTMENTS AT THE END
          OF PERIOD                                         144,639                  43,092
--------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

             CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

-------------------------------------------------------------------------------------------------------
 REF                                                        QUARTER OF PRESENT      QUARTER OF PREVIOUS
                CATEGORIES                                    FINANCIAL YEAR           FINANCIAL YEAR
                                                            ------------------      -------------------
  C                                                               AMOUNT                  AMOUNT
-------------------------------------------------------------------------------------------------------
  2       + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
          CASH                                                  93,368                    76,663
  13      DEPRECIATION AND AMORTIZATION FOR THE YEAR            88,116                    74,780
  14      + (-) NET INCREASE (DECREASE IN PENSIONS FUNS
          AND SENIORITY PREMIUMS                                     0                         0
  15      + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE                  0                         0
  16      + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
          ACTUALIZATION                                              0                         0
  17      + (-) OTHER ITEMS                                      5,252                     1,883

  4       CASH FLOW FROM CHANGE IN WORKING CAPITAL            (215,186)                 (108,089)
  18      + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLES      (5,344)                  (40,091)
  19      + (-) DECREASE (INCREASE) IN INVENTORIES              (8,742)                   20,772
  20      + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
          RECEIVABLES                                           20,135                   (10,858)
  21      + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT        (17,839)                   54,245
  22      + (-) INCREASE (DECREASE) IN OTHER LIABILITIES      (203,396)                 (132,157)

  6       CASH FLOW FROM EXTERNAL FINANCING                   (327,298)                 (239,549)
  23      + SHORT-TERM BANK AND STOCK MARKET FINANCING             593                  (497,253)
  24      + LONG-TERM BANK AND STOCK MARKET FINANCING                0                   539,378
  25      + DIVIDEND RECEIVED                                        0                         0
  26      OTHER FINANCING                                            0                         0
  27      (-) BANK FINANCING AMORTIZATION                     (327,891)                 (279,690)
  28      (-) STOCK MARKET AMORTIZATION                              0                    (1,984)
  29      (-) OTHER FINANCING AMORTIZATION                           0                         0

  7       CASH FLOW FROM INTERNAL FINANCING                    329,977                   255,845
  30      + (-) INCREASE (DECREASE) IN CAPITAL STOCK           179,563                   255,845
  31      (-) DIVIDENDS PAID                                         0                         0
  32      + PREMIUM ON SALE OF SHARES                                0                         0
  33      + CONTRIBUTION FOR FUTURE CAPITAL INCREASES          150,414                         0

  9       CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
          ACTIVITIES                                            (4,949)                  (12,190)
  34      +(-) INCREASE (DECREASE) IN STOCK INVESTMENTS
          OF A PERMANENT NATURE                                      0                         0
  35      (-)  ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT     (4,256)                   (4,422)
  36      (-) INCREASE IN CONSTRUCTION PROGRESS                      0                         0
  37      + SALO OF OTHER PERMANENT INVESTMENTS                      0                         0
  38      + SALE OF TANGIBLE FIXED ASSETS                            0                         0
  39      +(-) OTHER ITEMS                                        (693)                   (7,768)
-------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED

-------------------------------------------------------------------------------------------------------
 REF                                                        QUARTER OF PRESENT      QUARTER OF PREVIOUS
                CATEGORIES                                    FINANCIAL YEAR           FINANCIAL YEAR
                                                            ------------------      -------------------
  C                                                               AMOUNT                  AMOUNT
-------------------------------------------------------------------------------------------------------
  1       YIELD INCOME TO NET SALES                               12.49%                  0.47%
  2       NET INCOME TO STOCKHOLDERS' EQUITY (**)                  6.46%                  1.24%
  3       NET INCOME TO TOTAL ASSETS (**)                          5.08%                  0.82%
  4       CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME               0.00%                  0.00%
  5       INCOME DUE TO MONETARY POSITION TO NET INCOME            2.08%                404.77%

          ACTIVITY
  6       NET SALES TO NET ASSETS (**)                             0.44 times            0.40 times
  7       NET SALES TO FIXED ASSETS (**)                           0.56 times            0.50 times
  8       INVENTORIES ROTATION (**)                                5.60 times            5.04 times
  9       ACCOUNTS RECEIVABLE IN DAYS OF SALES                       51 days               57 days
  10      PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)      164.94%                 14.85%

          LEVERAGE
  11      TOTAL LIABILITIES TO TOTAL ASSETS                       21.33%                 33.37%
  12      TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                0.27 times             0.50 times
  13      FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES        5.53%                 43.47%
  14      LONG-TERM LIABILITIES TO FIXED ASSETS                    0.00%                 0.00%
  15      OPERATING INCOME TO INTEREST PAID                       12.58 times             3.41 times
  16      NET SALES TO TOTAL LIABILITIES (**)                      2.07 times             1.19 times

          LIQUIDITY
  17      CURRENT ASSETS TO CURRENT LIABILITIES                    2.80 times             0.82 times
  18      CURRENT ASSETS LESS INVENTORY TO CURRENT
          LIABILITIES                                              1.91 times             0.53 times
  19      CURRENT ASSETS TO TOTAL LIABILITIES                      0.77 times             0.45 times
  20      CURRENT ASSETS TO CURRENT LIABILITIES                   45.94%                  4.57%

          CASH FLOW
  21      CASH FLOW FROM NET INCOME TO NET SALES                   19.85%                 7.90%
  22      CASH FLOW FROM CHANGES IN WORKING CAPITAL
          TO NET SALES                                            -16.98%               -10.48%
  23      CASH GENERATED (USED) IN OPERATING TO
          INTEREST PAID                                             2.25 times           (0.75) times
  24      EXTERNAL FINANCING TO CASH GENERATED
          (USED) IN FINANCING                                  -12217.17%              1469.99%
  25      INTERNAL FINANCING TO CASH GENERATED (USED)
          IN FINANCING                                          12317.17%              1569.99%
  26      ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
          TO CASH GENERATED (USED) IN INVESTMENT
          ACTIVITIES                                               86.00%                36.28%
-------------------------------------------------------------------------------------------------------

(**) IN THESE RATIOS PROVIDE INFORMATION FOR THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                                 DATA PER SHARE
                                  CONSOLIDATED
                                    (PESOS)

-------------------------------------------------------------------------------------------------------
 REF                                                        QUARTER OF PRESENT      QUARTER OF PREVIOUS
                CATEGORIES                                    FINANCIAL YEAR           FINANCIAL YEAR
                                                            ------------------      -------------------
  C                                                               AMOUNT                  AMOUNT
-------------------------------------------------------------------------------------------------------
  1      BASIC PROFIT PER ORDINARY SHARE (**)                       $2.46                   $0.06
  2      BASIC PROFIT PER PREFERENCE SHARE (**)                     $0.00                   $0.00
  3      DILUTED PROFIT PER ORDINARY SHARE (**)                     $0.00                   $0.00
  4      CONTINUOUS OPERATING PROFIT PER COMMON
         SHARE (**)                                                 $2.46                   $0.06
  5      EFFECT OF DISCONTINUED OPERATIONS ON
         CONTINUOUS OPERATING PROFIT PER SHARE (**)                 $0.00                   $0.00
  6      EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
         CONTINUOUS OPERATING PROFIT PER SHARE (**)                 $0.00                   $0.00
  7      EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
         CONTINUOUS OPERATING PROFIT PER SHARE (**)                 $0.00                   $0.00
  8      CARRYING VALUE PER SHARE                                   $35.16                  $1.60
  9      CASH DIVIDEND ACCUMULATED PER SHARE                        $0.00                   $0.00
                                                                                             0.00
 10      DIVIDEND IN SHARES PER SHARE                                0.00 shares             0.00 shares
 11      MARKET PRICE TO CARRYING VALUE                              0.36 times              0.51 times
 12      MARKET PRICE TO BASIC PROFIT PER COMMON SHARE (**)          5.08 times             13.50 times
 13      MARKET PRICE TO BASIC PROFIT PER PREFERENCE
         SHARE (**)                                                  0.00 times              0.00 times
-------------------------------------------------------------------------------------------------------

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE
     MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 4   YEAR:  2002
GRUPO SIMEC, S.A. DE C.V.

                                                                    CONSOLIDATED

s35 Stockholders' Equity:
Effects of inflation - The effects of inflation on stockholders' equity at June 30, 2003 are as follows:

                                        Historical         Restated
                                           Cost              Amount               Total
Capital stock                         Ps. 1,755,676      Ps. 1,086,776        Ps. 2,842,452
Additional paid-in capital                  549,517             57,602              607,119
Contributions for future
    capital increases                       150,414                 --              150,414
Retained earnings                         1,014,880            440,033            1,454,913
Excess resulting from restating
    Stockholders' equity to reflect
    Certain effects of inflation                 --            (17,559)
(17,559) Effect deferred income tax
    Bulletin D-4                           (662,340)          (144,001)           (806,341)

s39 Premium in subscription of Capital Stock made in March 29, 2001.

s44 In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulting from the adoption of this Bulletin was Ps. 823,037 at June 30, 2003 compared to Ps. 750,852 at June 30, 2002. The effect on Simec's consolidated statement of income in the six-month period ended June 30, 2003 was an increase of Ps. 5,252 in the provision for income tax and employee profit sharing compared to an increase of Ps. 1,883 in the same period of 2002. These provisions do not affect the cash flow of Simec.

r24 We don't have interest paid in UDI's

r26 We don't have interest earned in UDI's

c02 Consolidated Statements of Changes in Financial Position
The net loss in money exchange and net profit in liabilities actualization are as follows:

                                                June 30, 2003      June 30, 2002
Net loss (profit) in money exchange               Ps. 3,995         Ps.  61,543
Net loss (profit) in liabilities actualization       (4,304)            (22,114)

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                               DIRECTOR REPORT (1)

                                     ANNEX 1                        CONSOLIDATED

   INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT OBLIGATIONS
                      WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

At June 30, 2003, Simec's total consolidated debt consisted of approximately $2.0 million of U.S. dollar-denominated debt, while at December 31, 2002, Simec had outstanding approximately $47.8 million of U.S. dollar-denominated debt (including $14.4 million of debt owed to its parent company Industrias CH, S.A. de C.V. ("ICH"); Simec's lower debt level at June 30, 2003 reflected the prepayment of $30 million of bank debt in 2003 (Simec financed $16.2 million of this prepayment with loans from ICH), the semi-annual amortization installment on its bank debt of $1.4 million in May 2003, the conversion to common stock in March 2003 of $16.1 million of loans (plus accrued interest thereon) from ICH at a conversion price equivalent to U.S. $1.35 (Ps.14.588) per American Depositary Share and a capital contribution from ICH to Simec in the amount of $14.4 million (the proceeds of which were used to retire debt owed to ICH) for capital stock to be issued upon receipt by Simec of approval from the Comision Nacional Bancaria y de Valores. Simec's remaining outstanding $1.7 million of bank debt consisted of (i) $0.2 million which matures in 2007 and amortizes in equal semi-annual installments and (ii) $1.5 million which matures in 2009 and has no amortization payments. In addition Simec had outstanding $302,000 of 8 7/8% MTN's due 1998 (accrued interest at June 30, 2003 was $241,146) which were issued in 1993 as part of a $68 million issuance. At June 30, 2003 Simec owed no debt to ICH.

At June 30, 2003, Compania Siderurgica de Guadalajara, S.A. de C.V. ("CSG") was not in compliance with various financial covenants contained in its bank loan instruments. In accordance with Mexican generally accepted accounting principles, Simec's long term bank debt has been reclassified as current liabilities. The cause of the non compliance is intercompany debt owed from CSG to its parent company Simec.

In February 2003, Simec effected a 1 for 20 reverse split of its Series B common stock; as a result its American Depositary Shares now represent 1 share of Series B Common Stock. In March 2003, ICH converted approximately $16.1 million of loans to Simec plus accrued interest thereon (which loans were made to fund the prepayment of Simec bank debt) into common shares of Simec at a conversion price equivalent to U.S. $1.35 per American Depositary Share. The minority shareholders of Simec could exercise their pre-emptive rights arising as a result of the conversion of ICH debt to purchase Series B Common Stock at the price per share of Ps. 14.588 (the equivalent of U.S. $1.35 per American Depositary Share) when the Comision Nacional Bancaria y de Valores approves the actualization of the capital stock of Simec. In May 2003, ICH made a capital contribution to Simec in the amount of $14.4 million (the proceeds of which were used to retire debt owed to ICH) for capital stock to be issued upon receipt by Simec of approval from the Comision Nacional Bancaria y de Valores.

Net resources provided by operations were Ps. 36 million in the six-month period ended June 30, 2003 (which amount reflects the conversion of loans of ICH into common shares of Simec for Ps. 180 million) versus Ps. 27 million of net resources used in operations in the same period of 2002. Net resources provided by financing activities were Ps. 3 million in the six-month period ended June 30, 2003 (which amount reflects the prepayment of Ps. 328 million ($31.4 million) of bank debt, the conversion by ICH of Ps. 180 million of loans (plus accrued interest thereon) into common shares and a capital contribution from ICH to Simec in the amount of Ps. 150 million ($14.4 million) for capital stock to be issued upon receipt by Simec of approval from the Comision Nacional Bancaria y de Valores) versus Ps. 16 million of net resources provided by financing activities in the same period of 2002 (which amount reflects the prepayment of Ps. 236 million ($23.8 million) of bank debt and the conversion by ICH of Ps. 256 million of loans into common shares). Net resources used in investing activities (to

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                               DIRECTOR REPORT (1)

                                     ANNEX 1                        CONSOLIDATED

acquire property, plant and equipment and other non-current assets) were Ps. 5 million in the six-month period ended June 30, 2003 versus net resources used in investing activities of Ps. 12 million in the same period of 2002.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Six-Month Period Ended June 30, 2003 compared to Six-Month Period Ended June 30, 2002

Net Sales

Net sales of Simec increased 23% to Ps. 1,268 million in the six-month period ended June 30, 2003 compared to Ps. 1,031 million in the same period of 2002. Sales in tons of basic steel products increased 2.5% to 304,989 tons in the six month-period ended June 30, 2003 compared to 297,647 tons in the same period of 2002. Exports of basic steel products decreased to 34,031 tons in the six month-period ended June 30, 2003 versus 39,807 tons in the same period of 2002 due to higher margins for domestic sales in the six-month period ended June 30, 2003 than in the same period of 2002. Additionally Simec sold 27,636 tons of billet in the six-month period ended June 30, 2003 compared to 13,691 tons of billet in the same period of 2002. The average price of steel products increased 18% in real terms in the six-month period ended June 30, 2003 versus the prior comparable period.

Direct Cost of Sales

Simec's direct cost of sales increased 21% to Ps. 834 million in the six-month period ended June 30, 2003 compared to Ps. 688 million in the same period of 2002. Direct cost of sales as a percentage of net sales decreased to 66% in the six-month period ended June 30, 2003 from 67% in the June 30, 2002 period. The average cost of raw materials used to produce steel products increased 16% in real terms in the six-month period ended June 30, 2003 versus the same period of 2002 primarily as a result of increases in the price of scrap and certain other raw materials.

Marginal Profit

Simec's marginal profit increased 27% to Ps. 434 million in the six-month period ended June 30, 2003 compared to Ps. 343 million in the same period of 2002. As a percentage of net sales, marginal profit was 34% in the six-month period ended June 30, 2003 compared to 33% in the prior comparable period.

Indirect Manufacturing, Selling, General And Administrative Expenses

Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) increased 3% to Ps. 230 million in the six-month period ended June 30, 2003 from Ps. 223 million in the same period of 2002; this increase was due to an increase of Ps. 13 million in depreciation and amortization which in the six-month period ended June 30, 2003 was Ps. 88 million compared to Ps. 75 million in the same period of 2002.

Operating Income

Simec's operating income increased 70% to Ps. 204 million in the six-month period ended June 30, 2003 compared to Ps. 120 million in the same period of 2002. As a percentage of net sales, operating income was 16% in the six-month period ended June 30, 2003 and 12% in the same period of 2002.

Financial Income (Expense)

Simec recorded financial expense in the six-month period ended June 30, 2003 of Ps. 26 million compared to financial expense of Ps. 103 million in the same period of 2002. Simec recorded an exchange loss of approximately

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                               DIRECTOR REPORT (1)

                                     ANNEX 1                        CONSOLIDATED

Ps. 15 million in the six-month period ended June 30, 2003 compared to an exchange loss of Ps. 88 million in the same period of 2002 reflecting the 1.6% decrease in the value of the peso versus the dollar in the six-month period ended June 30, 2003 versus a decrease of 9.4% in the value of the peso versus the dollar in the June 30, 2002 period. Net interest expense was Ps. 14 million in the six-month period ended June 30, 2003 versus Ps. 35 million during the same period of 2002 reflecting a lower amount of debt outstanding during the 2003 period. Simec recorded a gain from monetary position of Ps. 3 million in the six-month period ended June 30, 2003 compared to a gain from monetary position of Ps. 20 million in the June 30, 2002 period, reflecting the domestic inflation rate of 1.2% in the six-month period ended June 30, 2003 as compared to 2.6% in the first six months of 2002 and lower debt levels during the 2003 period.

Other Income (Expense), Net

Simec recorded other income, net, of Ps. 2 million in the six-month period ended June 30, 2003 compared to other income, net, of Ps. 8 million in the same period of 2002 (reflecting (i) other income relating to tax benefits associated with the acquisition of machinery and equipment made in 2001 of Ps. 7 million and
(ii) other income net related to other financial operations of Ps. 1 million).

Income Tax and Employee Profit Sharing

Simec recorded a provision of Ps. 22 million for income tax and employee profit sharing in the six-month period ended June 30, 2003 (including an increase in the provision of Ps. 5 million from the application of Bulletin D-4 with respect to deferred income tax described below) compared to a provision of Ps. 20 million in the same period of 2002 (including an increase in the provision of Ps. 2 million from the application of Bulletin D-4 with respect to deferred income tax described below).

Net Income

As a result of the foregoing, Simec recorded net income of Ps. 158 million in the six-month period ended June 30, 2003 compared to net income of Ps. 5 million in the six-month period ended June 30, 2002.

Recent Pronouncements Applicable to Mexican GAAP

In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulting from the adoption of this Bulletin was Ps. 823 million at June 30, 2003 compared to Ps. 751 million at June 30, 2002. The effect on Simec's consolidated statement of income in the six-month period ended June 30, 2003 was an increase of Ps. 5 million in the provision for income tax and employee profit sharing compared to an increase of Ps. 2 million in the same period of 2002. These provisions do not affect the cash flow of Simec.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                          FINANCIAL STATEMENT NOTES (1)

                                     ANNEX 2                        CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries ("the Company") are subsidiaries of Industrias CH, S.A. de C.V. ("ICH"), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compania Siderurgica de Guadalajara, S.A. de C.V. ("CSG") assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. ("Simec") controlled before the restructuring.

The main subsidiaries of CSG are the following:

o  Compania Siderurgica de California, S.A. de C.V.
o  Industrias del Acero y del Alambre, S.A. de C.V.
o  Pacific Steel Inc.

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents includes temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials - According to purchase prices prevailing in the market at the balance sheet date.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                          FINANCIAL STATEMENT NOTES (1)

                                     ANNEX 2                        CONSOLIDATED

Materials, supplies and rollers - At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index ("NCPI") from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income
(loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of June 30, 2003 are as follows:

                                                                Years
                                                                -----
        Buildings. .........................................  15 to 50
        Machinery and equipment ............................  10 to 40

f. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

g. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

h. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                          FINANCIAL STATEMENT NOTES (1)

                                     ANNEX 2                        CONSOLIDATED

benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

i. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

j. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

k. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations". All foreign subsidiaries are considered to be "integrated foreign operations", as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-    Monetary items at the exchange rate at the balance sheet date.

- Non-monetary items and stockholders' equity at the exchange rate prevailing at the date the transactions occurred.

-    Income and expense items at an appropriate average exchange rate.

- The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).

- All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                          FINANCIAL STATEMENT NOTES (1)

                                     ANNEX 2                        CONSOLIDATED

l. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at June 30, 2003 and 2002. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

n. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

o. Restatement of capital stock and retained earnings (losses) - This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

p. Effect of restatement of stockholders' equity - The effect resulting from restating stockholders' equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:
At June 30, 2003, Simec's total consolidated debt consisted of approximately $2.0 million of U.S. dollar-denominated debt, while at December 31, 2002, Simec had outstanding approximately $47.8 million of U.S. dollar-denominated debt (including $14.4 million of debt owed to its parent company Industrias CH, S.A. de C.V. ("ICH"); Simec's lower debt level at June 30, 2003 reflected the prepayment of $30 million of bank debt in 2003 (Simec financed $16.2 million of this prepayment with loans from ICH), the semi-annual amortization installment on its bank debt of $1.4 million in May 2003, the conversion to common stock in March 2003 of $16.1 million of loans (plus accrued interest thereon) from ICH at a conversion price equivalent to U.S. $1.35 (Ps.14.588) per American Depositary Share and a capital contribution from ICH to Simec in the amount of $14.4 million (the proceeds of which were used to retire debt owed to ICH) for capital stock to be issued upon receipt by Simec of approval from the Comision Nacional Bancaria y de Valores. Simec's remaining outstanding $1.7 million of bank debt consisted of (i) $0.2 million which matures in 2007 and amortizes in equal semi-annual installments and (ii) $1.5 million which matures in 2009 and has no amortization payments. In addition Simec had outstanding $302,000 of 8 7/8% MTN's due 1998 (accrued interest at June

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                          FINANCIAL STATEMENT NOTES (1)

                                     ANNEX 2                        CONSOLIDATED

30, 2003 was $241,146) which were issued in 1993 as part of a $68 million issuance. At June 30, 2003 Simec owed no debt to ICH.

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 8,809 (U.S. $840,561) at June 30, 2003, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

c. Compania Siderurgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de Mexico, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 951 per month.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                          FINANCIAL STATEMENT NOTES (1)

                                     ANNEX 3                        CONSOLIDATED

-------------------------------------------------------------------------------------------------------------
                                          MAIN        NUMBER OF        OWNERSHIP           TOTAL AMOUNT
     COMPANY NAME (1)                 ACTIVITIES       SHARES              (2)         (Thousands of Pesos)
-------------------------------------------------------------------------------------------------------------
                                                                                      ACQUISITION    PRESENT
SUBSIDIARIES                                                                              COST      VALUE (3)
-------------------------------------------------------------------------------------------------------------
1 CIA SIDERURGICA DE
      GUADALAJARA                     MINI-MILL     474,393,215          99.99           38,359     1,651,009
-------------------------------------------------------------------------------------------------------------
2 CIA. SIDERURGICA DE
      CALIFORNIA                      MINI-MILL         504,816           0.04              505         1,044
-------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENT IN SUBSIDIARIES                                                         38,864     1,652,053
-------------------------------------------------------------------------------------------------------------
ASSOCIATEDS                                                   0           0.00                0             0
-------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENT IN ASSOCIATEDS                                                               0             0
-------------------------------------------------------------------------------------------------------------
OTHER PERMANENT INVESTMENTS                                                                                 0
-------------------------------------------------------------------------------------------------------------
TOTAL                                                                                               1,652,053
-------------------------------------------------------------------------------------------------------------

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                          PROPERTY, PLANT AND EQUIPMENT
                              (Thousands of Pesos)

                                     ANNEX 4                        CONSOLIDATED


                CONCEPT            ACQUISITION     ACCUMULATED      CARRYING      REVALUATION    DEPRECIATION        CARRYING VALUE
                                      COST        DEPRECIATION        VALUE                           ON            (-) REVALUATION
                                                                                                  REVALUATION      (-)  DEPRECIATION
        DEPRECIATION ASSETS

        PROPERTY                        367,673         100,562         267,111      1,137,481         274,716            1,129,876

        MACHINERY                       688,675         435,807         252,868      3,191,146         854,496            2,589,518

        TRANSPORT                        14,450          12,720           1,730         24,990          20,267                6,453
        EQUIPMENT

        OFFICE EQUIPMENT                  3,251           2,821             430          3,266           2,473                1,223

        COMPUTER                         24,033          15,715           8,318            374             374                8,318
        EQUIPMENT

        OTHER                                 0               0               0              0               0                    0

        DEPRECIABLES TOTAL            1,098,082         567,625         530,457      4,357,257       1,152,326            3,735,388

        NOT DEPRECIATION
        ASSETS

        GROUNDS                          17,586               0          17,586        334,931               0              352,517

        CONSTRUCTIONS IN                 28,262               0          28,262          2,526               0               30,788
        PROCESS

        OTHER                           116,261               0         116,261              0               0              116,261

        NOT DEPRECIABLE                 162,109               0         162,109        337,457               0              499,566
        TOTAL

T O T A L                             1,260,191         567,625         692,566      4,694,714       1,152,326            4,234,954

      NOTES

         OTHERS, ARE NON CURRENT INVENTORIES.

                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                                    ANNEX 05
                               CREDITS BREAK DOWN
                              (Thousands of Pesos)
                                                                    CONSOLIDATED

----------------------------------------------------------------------------------------
      Credit                  Amortization       Rate of          Denominated In
      Type /                      Date          Interest               Pesos
   Institution                                               ---------------------------
                                                             Until 1 Year     More Than
                                                                               1 Year

----------------------------------------------------------------------------------------
  BANKS
----------------------------------------------------------------------------------------
  WITH WARRANTY
----------------------------------------------------------------------------------------
  BANCO BILBAO VIZCAYA         11/15/2009        5.81
  BANCO BILBAO VIZCAYA         11/15/2007        5.81
----------------------------------------------------------------------------------------
  TOTAL BANKS                                                   0              0
----------------------------------------------------------------------------------------
  LISTED IN THE MEXICAN
  STOCK EXCHANGE
----------------------------------------------------------------------------------------
  UNSECURED DEBT
----------------------------------------------------------------------------------------
  MEDIUM  TERM  NOTES          12/15/1998       9.33            0              0
  TOTAL  STOCK EXCHANGE                                         0              0
----------------------------------------------------------------------------------------
  SUPPLIERS
----------------------------------------------------------------------------------------
  VARIOUS                                                 162,998              0
----------------------------------------------------------------------------------------
  TOTAL SUPPLIERS                                         162,998              0
----------------------------------------------------------------------------------------
  OTHER CURRENT LIABILITIES
  AND OTHER CREDITS
----------------------------------------------------------------------------------------
  VARIOUS                                                  50,781              0
----------------------------------------------------------------------------------------
  OTHER CURRENT LIABILITIES                                50,781              0
  AND OTHER CREDITS
----------------------------------------------------------------------------------------
  TOTAL GENERAL                                           213,779              0
----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                                Amortization of Credits in Foreign Currency With National Entities
                                                        (Thousands of Pesos)
      Credit                 ------------------------------------------------------------------------
      Type /                                               Time Interval
   Institution               ------------------------------------------------------------------------
                                 Current       Until 1     Until 2     Until 3     Until 4    Until 5
                                  Year          Year        Years       Years       Years    Years or
                                                                                               More
-----------------------------------------------------------------------------------------------------
  BANKS
-----------------------------------------------------------------------------------------------------
  WITH WARRANTY
-----------------------------------------------------------------------------------------------------
  BANCO BILBAO VIZCAYA                         15,317
  BANCO BILBAO VIZCAYA            310           2,478
-----------------------------------------------------------------------------------------------------
  TOTAL BANKS                     310           17,795        0           0           0          0
-----------------------------------------------------------------------------------------------------
  LISTED IN THE MEXICAN
  STOCK EXCHANGE
-----------------------------------------------------------------------------------------------------
  UNSECURED DEBT
-----------------------------------------------------------------------------------------------------
  MEDIUM  TERM  NOTES               0                0        0           0           0          0
  TOTAL  STOCK EXCHANGE             0                0        0           0           0          0
-----------------------------------------------------------------------------------------------------
  SUPPLIERS
-----------------------------------------------------------------------------------------------------
  VARIOUS                      15,001                0        0           0           0          0
-----------------------------------------------------------------------------------------------------
  TOTAL SUPPLIERS              15,001                0        0           0           0          0
-----------------------------------------------------------------------------------------------------
  OTHER CURRENT LIABILITIES
  AND OTHER CREDITS
-----------------------------------------------------------------------------------------------------
  VARIOUS                         133                0        0           0           0          0
-----------------------------------------------------------------------------------------------------
  OTHER CURRENT LIABILITIES       133                0        0           0           0          0
  AND OTHER CREDITS
-----------------------------------------------------------------------------------------------------
  TOTAL GENERAL                15,444           17,795        0           0           0          0
-----------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
                                       Amortization of Credits in Foreign Currency With Foreing Entities
                                                                   (Thousands of Pesos)
      Credit                -----------------------------------------------------------------------------------
      Type /                                                          Time Interval
   Institution              -----------------------------------------------------------------------------------
                                 Current     Until 1        Until 2        Until 3        Until 4       Until 5
                                  Year        Year           Years          Years          Years       Years or
                                                                                                         More
---------------------------------------------------------------------------------------------------------------
  BANKS
---------------------------------------------------------------------------------------------------------------
  WITH WARRANTY
---------------------------------------------------------------------------------------------------------------
  BANCO BILBAO VIZCAYA
  BANCO BILBAO VIZCAYA
---------------------------------------------------------------------------------------------------------------
  TOTAL BANKS                       0           0              0              0              0             0
---------------------------------------------------------------------------------------------------------------
  LISTED IN THE MEXICAN
  STOCK EXCHANGE
---------------------------------------------------------------------------------------------------------------
  UNSECURED DEBT
---------------------------------------------------------------------------------------------------------------
  MEDIUM  TERM  NOTES           3,165           0              0              0              0             0
  TOTAL  STOCK EXCHANGE         3,165           0              0              0              0             0
---------------------------------------------------------------------------------------------------------------
  SUPPLIERS
---------------------------------------------------------------------------------------------------------------
  VARIOUS                      15,114           0              0              0              0             0
---------------------------------------------------------------------------------------------------------------
  TOTAL SUPPLIERS              15,114           0              0              0              0             0
---------------------------------------------------------------------------------------------------------------
  OTHER CURRENT LIABILITIES
  AND OTHER CREDITS
---------------------------------------------------------------------------------------------------------------
  VARIOUS                      11,865           0              0              0              0             0
---------------------------------------------------------------------------------------------------------------
  OTHER CURRENT LIABILITIES    11,865           0              0              0              0             0
  AND OTHER CREDITS
---------------------------------------------------------------------------------------------------------------
  TOTAL GENERAL                30,144           0              0              0              0             0
---------------------------------------------------------------------------------------------------------------

  NOTES:

     1.- At June 30, 2003, Compania Siderurgica de Guadalajara, S.A. de C.V. ("CSG") was not in compliance with various financial covenants contained in its bank loan instruments. In accordance with Mexican generally accepted accounting principles, Simec's long term bank debt has been reclassified as current liabilities.

     2.- Simec's bank debt is secured by a lien on all of the plant, property and equipment of Simec

     3.- The exchange rate of the peso to the U.S. Dollar at June 30, 2003 was Ps. 10.4803

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

             TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
                              (Thousands of Pesos)

                                     ANNEX 6                        CONSOLIDATED

                                            DOLLARS (1)               OTHER CURRENCIES          TOTAL

          TRADE BALANCE           THOUSANDS OF   THOUSANDS OF   THOUSANDS OF   THOUSANDS OF   THOUSANDS OF
                                     DOLLARS        PESOS         DOLLARS          PESOS         PESOS
      1. INCOME

         EXPORTS                     11,494       122,971             0             0           122,971

         OTHER                            0             0             0             0                 0

         TOTAL                       11,494       122,971                                        122,971

      2. EXPENDITURE

         IMPORT (RAW MATERIALS)      11,452       121,901            14           148           122,049

         INVESTMENTS                     42           442            14           149               591

         OTHER                        1,384        14,501           109         1,148            15,649

         TOTAL                       12,878       136,844           137         1,445           138,289

         NET BALANCE                 (1,384)      (13,873)         (137)       (1,445)         (15,318)

        FOREING MONETARY POSITION

         TOTAL ASSETS                13,291       139,290             0             0           139,290
         LIABILITIES POSITION         5,606        58,759           441         4,624            63,383
         SHORT TERM LIABILITIES POS   5,606        58,759           441         4,624            63,383

         LONG TERM LIABILITIES POSI       0             0             0             0                 0

         NET BALANCE                  7,685        80,531          (441)       (4,624)           75,907

NOTES
     THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT JUNE 30, 2003 WAS PS. 10.4803.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                             INTEGRATION AND INCOME
                      CALCULATION BY MONETARY POSITION (1)
                              (Thousands of Pesos)

                                     ANNEX 7                        CONSOLIDATED

                                                     ASSET (LIABILITIES)                    MONTHLY
                       MONETARY       MONETARY            MONETARY           MONTHLY       (PROFIT)
  MONTH                 ASSETS       LIABILITIES          POSITION          INFLATION      AND LOSS
 JANUARY               599,332         870,175           (270,843)             0.40         1,095

 FEBRUARY              496,349         770,972           (274,623)             0.28           763

 MARCH                 540,635         777,637           (237,002)             0.63         1,496

 APRIL                 541,513         566,310            (24,797)             0.17            42

 MAY                   578,184         548,013              30,171            -0.32            97

 JUNE                  547,495         340,066             207,429             0.10         (207)

 ACTUALIZATION:              0               0                   0             0.00            12

 CAPITALIZATION:             0               0                   0             0.00             0

 FOREIGN CORP.:              0               0                   0             0.00             0

 OTHER                       0               0                   0             0.00             0

T O T A L                                                                                   3,298

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

             BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

                                     ANNEX 8                        CONSOLIDATED

               FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES
A) Current assets to current liabilities must be 1.0 times or more.
B) Total liabilities to total assets do not be more than 0.60.
C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

                      ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES
A) Accomplished the actual situation is 2.80 times.
B) Accomplished the actual situation is 0.21
C) Accomplished the actual situation is 18.01

As of June 30, 2003, the remaining balance of the MTNs not exchanged amounts to Ps. 3,165 ($302,000 dollars).

C.P. Adolfo Luna Luna
Chief Financial Officer

                   BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                     ANNEX 9                        CONSOLIDATED

           PLANT                                                       PLANT
            OR                               ECONOMIC                 CAPACITY    UTILIZATION
          CENTER                             ACTIVITY                   (1)           (%)

CIA. SIDERURGICA DE GUAD.           PRODUCTION AND SALES OF STEEL       480           83
                                    PRODUCTS
CIA. SIDERURGICA DE CALIF.          PRODUCTION AND SALES OF STEEL       250           75
                                    PRODUCTS
INDUSTRIAS DEL ACERO Y DEL
ALAMBRE                             SALE OF STEEL PRODUCTS                0            0

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                               MAIN RAW MATERIALS

                                     ANNEX 10                       CONSOLIDATED


                   MAIN                          MAIN              DOM.      COST
 DOMESTIC       SUPPLIERS          FOREIGN     SUPPLIERS          SUBST.  PRODUCTION
                                                                             (%)
SCRAP          VARIOUS           SCRAP         VARIOUS             YES      49.99
ELECTRICITY    C.F.E.                                              NO       12.62
FERROALLOYS    MINERA AUTLAN     FERROALLOYS   GFM TRADING         YES       6.51
ELECTRODES     UCAR CARBON       ELECTRODES    SGL CARBON GROUP    YES       2.44
               MEXICANA

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                     ANNEX 11                       CONSOLIDATED


                                                      DOMESTIC SELLS

      MAIN PRODUCTS         TOTAL PRODUCTION             NET SELLS                                       MAIN
                                                                            DESTINATION
                           VOLUME     AMOUNT      VOLUME         AMOUNT                       TRADEMARKS      COSTUMERS
STRUCTURAL PROFILES           88      239,182       82         345,915
COMMERCIAL PROFILES           27       64,932       23          87,905
REBAR                         59      128,395       50         188,758
FLAT BAR                      12       28,605        9          33,771
STEEL BARS                   108      277,794      102         394,369
OTHER                                                5          27,378
BILLET                        28       48,615       28          66,537
  T O T A L                           787,523                1,144,633

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                     ANNEX 11                       CONSOLIDATED


                                                      FOREIGN SELLS

      MAIN PRODUCTS         TOTAL PRODUCTION             NET SELLS                                       MAIN
                                                                            DESTINATION
                           VOLUME     AMOUNT      VOLUME         AMOUNT                       TRADEMARKS      COSTUMERS
STRUCTURAL PROFILES                                  5          18,188
COMMERCIAL PROFILES                                  7          25,561
REBAR                                               15          49,983
STEEL BARS                                           5          22,070
FLAT BAR                                             2           7,169
  T O T A L                                                    122,971

NOTES

STOCK EXCHANGE CODE SIMEC                                 QUARTER:2   YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                                    ANNEX 12
    SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
                              (Thousands of Pesos)

            NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2002                                      152

Number of shares Outstanding at the Date of the NFEA:              2,160,625,003

             ( Units )
X   ARE THE FIGURES FISCALLY AUDITED       ARE THE FIGURES FISCALLY CONSOLIDATED

                        DIVIDENDS COLLECTED IN THE PERIOD

QUARTER   SERIES   OUTSTANDING    NUMBER OF SHARES    DATE OF SETLEMENT   AMOUNT

    0       0          0.00                                0.00

                  DETERMINATION OF THE NFEA OF THE PRESENT YEAR

    NFE FROM THE PERIOD FROM JANUARY 1 TO 30 OF  JUNE     OF 2003

              FISCAL EARNINGS                                0

              DETERMINED INCOME TAX                          0

              DEDUCTED WORKER'S PROFIT                       0

              DETERMINED WORKER'S PROFIT                     0

              DETERMINED RFE                                 0

              NON DEDUCTABLES                                0

              NFE OF PERIOD :                                0

                  BALANCE OF THE NFEA AT THE END OF THE PERIOD

                           (Present year Information)

NFEA BALANCE TO 30 OF JUNE OF 2003                                           154

 Number of shares Outstanding at the Date of the NFEA:               120,348,855
                               ( Units )

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR:  2003
GRUPO SIMEC, S.A. DE C.V.

                                  ANNEX 12 - A
            SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS
                           ACCOUNT REINVERTED (NFEAR)
                              (Thousands of Pesos)

            NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: 2002                                        0

Number of Shares Outstanding at the Date of the NFEAR:             2,160,625,003

                ( Units )
    X  ARE FIGURES FISCALLY AUDITED?          ARE FIGURES FISCALLY CONSOLIDATED?

            DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER   SERIES   OUTSTANDING    NUMBER OF SHARES   DATE OF SETTELMENT   AMOUNT

   0        0         0.00                                  0.00

                 DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD FROM JANUARY 1 TO 30 OF JUNE                        OF 2003

       FISCAL EARNINGS:                                                        0
        + DEDUCTED WORKER'S PROFIT SHARE                                       0
        - DETERMINED INCOME TAX:                                               0
        - NON-DEDUCTABLES                                                      0


- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:                                  0

       DETERMINATED RFE OF THE FISCAL YEAR                                     0
       -INCOME TAX (DEFERED ISR):
       *FACTOR TO DETERMINE THE NFEAR:                                         0
        NFER FROM THE PERIOD                                                   0


                  BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 30 OF JUNE OF2003                                           0

Number of shares Outstanding at the Date of the NFEAR                120,348,855
                ( Units )

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000                                        0

Number of shares Outstanding at the Date of the NFEAR                          0
                    ( Units )

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 2    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.
                                                                    CONSOLIDATED

                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                          CHARACTERISTICS OF THE SHARES


           NOMINAL      VALID                NUMBER OF SHARES                                 CAPITAL STOCK
SERIES      VALUE       CUPON                                                              (Thousands of Pesos)
                                    PORTION     PORTION     MEXICAN       SUSCRIPTION      FIXED        VARIABLE
  B                       0       15,283,350  105,065,505                 120,348,855     222,963       1,532,713
TOTAL                             15,283,350  105,065,505      0          120,348,855     222,963       1,532,713

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :

                 120,348,855

SHARES PROPORTION BY :

   CPO'S :          0
   ADRS's :         1,266,213 ADR'S OF 1 SHARE EACH ONE.
   UNITS :          0
   GDRS's :         0
   ADS's :          0
   GDS's :          0

                             REPURCHASED OWN SHARES

                            NUMBER OF             MARKET VALUE OF THE SHARE
         SERIES               SHARES        AT REPURCHASE           AT QUARTER

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 2    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.
                                                                    CONSOLIDATED

     DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM JANUARY 1 TO JUNE 30 OF 2003 AND 2002 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

   /s/ ING LUIS GARCIA LIMON                       /s /C.P. ADOLFO LUNA LUNA
   -------------------------                       -------------------------
     ING LUIS GARCIA LIMON                           C.P. ADOLFO LUNA LUNA
    CHIEF EXECUTIVE OFFICER                         CHIEF FINANCIAL OFFICER


                      GUADALAJARA, JAL, AT JULY 28 OF 2003